# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U Power Ltd, CIK 0001939780
CUSIP: G9520U124
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2F, ZUOAN 88 A, LUJIAZUI, 2F, ZUOAN 88 A, LUJIAZUI, SHANGHAI, China (F4), 200122
Date of event which requires filing of this statement: 3/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001699673-26-000009
Filed by CIK 0001699673

## Reporting persons
- Arena Investors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Special Opportunities Parallel Investor Vehicle III US, LP?: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Special Opportunities Partners III, LP?: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Special Opportunities Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: U Power Ltd
Address of issuer's principal executive offices: 2F, ZUOAN 88 A, LUJIAZUI, 2F, ZUOAN 88 A, LUJIAZUI, SHANGHAI, CHINA, 200122

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the ?Reporting Persons?)?
(i) Arena Investors, LP (the ?Investment Manager?) who serves as investment manager to the Arena Funds (as defined below);
(ii) Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the ?IM General Partner?);
(iii) Arena Special Opportunities Parallel Investor Vehicle III US, LP (?ASOIII?)
(iv) Arena Special Opportunities Parallel Investor Vehicle III GP, LLC, who serves as the general partner of ASO III (the ?ASOIII General Partner?)
(v) Arena Special Opportunities Partners III, LP (?ASOPIII?; and collectively with ASOIII, the ?Arena Funds?); and
(vi) Arena Special Opportunities Partners III GP, LLC, who serves as the general partner of ASOPIII (the ?ASOPIII General Partner?).
Address of principal business office or, if none, residence: The principal business office of the Reporting Person is 405 Lexington Avenue, 59th Floor, New York, NY, 10174.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Aggregate - 0 shares; see also Item 9 on the cover page for each reporting person.
Percent of class: Aggregate - 0%; see also Item 10 on the cover page for each reporting person.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arena Investors LP: Tsering Lama, Chief Compliance Officer (05/15/2026)
- Arena Investors GP, LLC: Tsering Lama, Chief Compliance Officer (05/15/2026)
- Arena Special Opportunities Parallel Investor Vehicle III US, LP?: Tsering Lama, Chief Compliance Officer (05/15/2026)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: Tsering Lama, Chief Compliance Officer (05/15/2026)
- Arena Special Opportunities Partners III, LP?: Tsering Lama, Chief Compliance Officer (05/15/2026)
- Arena Special Opportunities Partners III GP, LLC: Tsering Lama, Chief Compliance Officer (05/15/2026)